Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-142201) on Form S-8 of Asta Funding, Inc. of our reports dated December 27, 2007 with respect to our audit of the consolidated balance sheets of Asta Funding, Inc. and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2007 and the effectiveness of internal control over financial reporting as of September 30, 2007, which reports appear in the September 30, 2007 annual report on Form 10-K of Asta Funding, Inc. and subsidiaries.

/s/  Eisner, LLP
Eisner, LLP

New York, NY
December 27, 2007